14047565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-48957

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALEXANDER CAPITAL L.P.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET 5th FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rocco Guidicipietro (Area Code - Telephone Number) 212-687-5650

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA, PC.
(Name - if individual, state last. first. middle name)

260 Middle Country Road	Selden	NY	11784
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Rocco Guidicipietro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Capital L.P. as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

DELOY E. STOLL
NOTARY PUBLIC No. 01ST6075960
QUALIFIED IN NEW YORK COUNTY
STATE OF NEW YORK
COMMISSION EXPIRES 6/17/2014

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Alexander Capital, LP

Contents

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition as of December 31, 2013 2

Notes to Financial Statements 3-4

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

To the Board of Directors of
Alexander Capital, LP
New York, New York

Gentlemen:

We have audited the accompanying statement of financial condition of Alexander Capital, LP as of December 31, 2013. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material aspects, the financial position of Alexander Capital, LP as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles, the rules of the Securities and Exchanges Commission, and the Public Company Accounting Oversight Board.

Very truly yours,

Michael Damsky CPA, P.C.

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 28, 2014

Alexander Capital, LP

Statement of Financial Condition

December 31, 2013	
Assets	
Cash	$20,238
Receivable from and deposit with clearing broker	1,205,931
Property and equipment, net	27,645
Prepaid expenses and other current assets	103,502
	$ 1,357,316
Liabilities and Members'Equity	
Liabilities:	
Accounts payable	$1,027,779
Total Liabilities	1,027,779
Commitment (Notes 4)	
Partners'Equity	329,537
	$ 1,357,316

See accompanying notes to financial statements.

1. Business

Alexander Capital, LP (the "Company") is a New York limited partnership formed on March 25, 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the ofFinancial Industry Regulatory Authority ("FINRA"). The Company operates on a fully disclosed basis through a clearing broker. Commission income and related expenses are recorded on a trade date basis.

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Agreement with clearing broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from preparing a reserve formula computation and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis.

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited partnership, the Company is considered to be a disregarded entity and thus not subject to Federal or state taxes. However, the Company is subject to a New York City unincorporated income tax for which the Company has a provided a $12,535 provision.

3. Receivables from and deposit with clearing organization

The receivable from clearing organization represents net cash held by the clearing organization for commissions generated during the year ended December 31, 2013, money market funds, and the deposit with the clearing organization. As required by the clearing agreement, the Company maintains a deposit with the clearing broker, which is included in "Receivables from and deposit with clearing broker" in the accompanying statement of financial condition at December 31, 2013.

4. Commitment

Rent

The Company has a verbal agreement for the sub-lease of office space located at 17 State Street, New York, NY, which is on a month to month basis, with Vestus Asset Management, a company controlled by one of the partners. The sub-lease provides for a payment of $23,550 per month plus electricity and related charges. Rent expense for the year ended December 31, 2013 was $320,781 and its included as occupancy and equipment on the statement of operations.

Litigation

The Company is subject to two claims which may result in small settlements. Management believes that the ultimate resolution of such claims will not have a material adverse effect on the financial position of the Company.

5. Regulatory Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the company maintenance minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2013, the Company had regulatory net capital of $198,390, which exceeded its minimum requirement of $68,519by $129,870. The Company's percentage of regulatory aggregate indebtedness to net capital was 518% at December 31, 2013.

6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 28, 2014, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.